Contact

www.linkedin.com/in/brianpomalley (LinkedIn)
www.forerunnerventures.com (Company)

Top Skills

Marketplaces
Start-ups
Entrepreneurship

Brian O'Malley

Managing Partner at Forerunner
San Francisco, California, United States

Summary

Throughout his 20-year career in Venture Capital, Brian has always sought out one thing: the opportunity to work with high-integrity people. Moving nine times before he was eighteen, he learned quickly that the quality people were rarely the loudest in the room. This lesson was a key prompt that pushed him to the Forerunner team, where traits like intellectual honesty and humility are celebrated.

Living through the dot com crash as a startup employee gave Brian perspective on the turbulence and challenges that come with startup founder territory; he saw firsthand how quickly clever sales and marketing tactics can stop working, leaving him with the realization that there is no clearer path to success than an amazing product experience. It also helped him understand the human impact of business, making him highly attuned and empathetic to founders and their employees.

His personal experiences have led Brian to focus his investment efforts on consumer applications and bottoms-up software, both areas where the user is the decision maker. Since joining the Forerunner team in 2018, Brian has partnered with founders solving problems around financial independence, social connection, and human empowerment, with a particular passion for helping SMB entrepreneurs thrive in an increasingly digital world.

Brian brings 15+ years of investment experience to the Forerunner team from two world class firms — Accel and Battery Ventures — where he led each firm's early stage-consumer efforts. Prior to his time in Venture, Brian spent three years at Bowstreet Software before its acquisition by IBM. While there, he originally wore an engineering hat before it was clear he could make a greater impact in field sales. Brian earned a B.S. in Economics from The Wharton School at the University of Pennsylvania where he completed a Dual Concentration in Entrepreneurial Finance and Management. While in

school, Brian helped launch two startups, both acquired by Fortune 500 businesses.

Notable investments include Amino, Anchor (acquired by Spotify), Around (acquired by Miro), Atticus, Away Travel, Bazaarvoice (IPO), BrightEdge, Canal, Clay, Coupa (IPO), Dollar Shave Club, Duetto, Dumpling, Fabric, Gametime, Homeroom, HotelTonight (acquired by AirBnb), InstaEdu (acquired by Chegg), J. Hilburn, MakerSights, Metafy, Narvar, OkPlay (acquired by Dapper Labs), Pacaso, Realm, Represent (acquired by CustomInk), Serena & Lily, Shift Technologies, Skullcandy (IPO), Sunday, Thrasio, TradeKing (acquired by Ally Financial), TravelJoy, Viddy (acquired by Fullscreen) and Virta.

Experience

Forerunner
Managing Partner
September 2018 - Present (5 years 7 months)
San Francisco, California, United States

Forerunner is a SF-based venture capital firm focused on understanding the mindset of the modern consumer and identifying the founders poised to deliver what they need. By supporting entrepreneurs with funding, strategic wisdom, and consumer insight — our “CQ” — we help transform industries and drive culture forward.

We’ve used our combined expertise to support trailblazing companies like Chime, Faire, Glossier, Away, Warby Parker, ŌURA, The Yes, Curated, and dozens more.

Accel Partners
Partner
December 2013 - September 2018 (4 years 10 months)

Battery Ventures
General Partner
April 2004 - December 2013 (9 years 9 months)
Menlo Park, CA

The Phoenician Resort

Pool Attendant
May 1997 - August 1997 (4 months)
Scottsdale, Arizona, United States

Education

The Wharton School

BS, Finance, Management · (1997 - 2001)